Via EDGAR (Correspondence)

May 1, 2018

Ms. Kathryn Jacobson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017 Filed November 16, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017 Filed February 8, 2018
File No. 001-32686

Dear Ms. Jacobson:

On behalf of Viacom Inc., set forth below is the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 9, 2018 concerning our Form 10-K for the fiscal year ended September 30, 2017 and our Form 10-Q for the quarterly period ended December 31, 2017. Directly following the Comment is our response to the Comment. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.

* * * * *
Form 10-Q for the Quarterly Period Ended December 31, 2017

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Revenues, page 18

1.
We note that your worldwide revenues decreased 8% in the quarter ended December 31, 2017 and that management discussed the reasons for this decline during your February 8, 2018 earnings call. In future filings, please expand your discussion concerning the underlying reasons for material changes in your quarterly operating results. Additionally, to the extent material, consider providing updates concerning the impact of your segment restructuring and the consolidation of your media network structure, particularly with respect to any new initiatives or monetization infrastructure that may affect your future financial results. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

The Company respectfully submits that the reasons for the revenue declines in each segment were discussed in detail in the Segment Results of Operations section of Management’s Discussion and Analysis of Results of Operations in our Form 10-Q for the quarterly period ended December 31, 2017. However, in light of the Staff’s Comment, we have expanded the discussion of consolidated revenues, commencing with our Form 10-Q for the quarterly period ended March 31, 2018, which was filed on April 25, 2018 (the “Form 10-Q”), including an explicit cross reference to the Segment Results of Operations, and we will continue to do so in future filings.

With respect to our cost transformation initiatives, during the quarter ending March 31, 2018, we finalized a restructuring plan in support of our efforts to improve margins. The initiatives included realigning support functions across Media Networks, implementing standardized sourcing and procurement policies to benefit more from our purchasing scale, consolidating real estate and enhancing technology. The Form 10-Q included disclosure on the nature of these initiatives, resulting restructuring charges and expected impact on future financial results, as shown in the following italicized excerpt from the Form 10-Q:

During the quarter ended March 31, 2018, we launched a program of cost transformation initiatives to improve our margins, including an organizational realignment of support functions across Media Networks, new sourcing and procurement policies, real estate consolidation and technology enhancements. We recognized pre-tax restructuring and related costs of $185 million in the quarter and six months ended March 31, 2018. The charges, as detailed in the table below, included severance charges, exit costs principally resulting from vacating certain leased properties and related costs comprised of third-party professional services. In connection with completing our cost transformation initiatives, we expect to incur additional restructuring related costs in the second half of the fiscal year totaling approximately $40 million, and additional exit costs in the first half of fiscal 2019 of approximately $25 million. We expect our restructuring activities to give rise to approximately $100 million of savings in the full fiscal year, and to result in approximately $300 million of run-rate savings, the benefit of which will be phased in through fiscal 2020.

The following table presents the restructuring and related costs incurred in the quarter and six months ended March 31, 2018 by reportable segment:

Restructuring and Related Costs (in millions)	Media Networks	Filmed Entertainment	Corporate	Total
Severance	$123	$—	$—	$123
Exit costs	40	—	—	40
Other related costs	—	—	22	22
Total	$163	$—	$22	$185

* * * * *
In responding to the Staff’s Comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:	Robert M. Bakish, President and Chief Executive Officer, Viacom Inc.
Wade Davis, Executive Vice President and Chief Financial Officer, Viacom Inc.
Christa A. D’Alimonte, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
Bud Swartz, PricewaterhouseCoopers LLP